CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Notes Due 2020	$207,402,994.18	$25,821.67

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.2308 per Euro 1.00 as of March 28, 2018.

PROSPECTUS Dated November 16, 2017 PROSPECTUS SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 441 to Registration Statement No. 333-221595 Dated March 28, 2018 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J

Euro Floating Rate Senior Registered Notes Due 2020

We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series J, Euro Floating Rate Senior Registered Notes Due 2020 (the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

Principal Amount:	€168,000,000
Maturity Date:	April 3, 2020
Settlement Date
(Original Issue Date):	April 4, 2018 (T+3)
Interest Accrual Date:	April 4, 2018
Issue Price:	100.304%
Specified Currency:	Euro (“€”)
Redemption Percentage
at Maturity:	100%
Base Rate:	EURIBOR
Spread (Plus or Minus):	Plus 0.40%
Index Maturity:	Three months
Initial Interest Rate:	The Base Rate plus 0.40%; to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding the Original Issue Date
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each January 3, April 3, July 3 and October 3, commencing July 3, 2018
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Dates:	The second TARGET Settlement Day immediately preceding each Interest Reset Date
Business Days:	London, TARGET Settlement Day and New York
Tax Redemption and
Payment of Additional
Amounts:	Yes
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
(continued on next page)

We describe how interest on the notes is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

PRIIPs Regulation / Prospectus Directive / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

MiFID II product governance – Solely for the purposes of the product governance requirements contained within: (a) MiFID II; (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the notes have been subject to a product approval process, which has determined that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the units to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer‘s target market assessment) and determining appropriate distribution channels.

Reporting Service:	Page EURIBOR01
Calculation Agent:	The Bank of New York Mellon, London Branch (as successor Calculation Agent to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Common Code:	180309942
ISIN:	XS1803099420
Form of Notes:	Global note registered in the name of a nominee of a common safekeeper for Euroclear and Clearstream, Luxembourg; issued under the New Safekeeping Structure
Eurosystem Eligibility:	Intended to be Eurosystem eligible, which means that the notes are intended upon issue to be deposited with an international central securities depository (“ICSD”) as common safekeeper, and registered in the name of a nominee of an ICSD acting as common safekeeper, and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the European Central Bank being satisfied that Eurosystem eligibility criteria have been met.
Prohibition of Sales to
EEA Retail Investors:	Applicable
Other Provisions:	See “Supplemental Information Concerning Description of Debt Securities—Base Rates—EURIBOR Debt Securities” below.

Supplemental Information Concerning Description of Debt Securities—Base Rates—EURIBOR Debt Securities

Notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—EURIBOR Debt Securities,” if EURIBOR has been permanently discontinued, the Calculation Agent will use, as a substitute for EURIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) in the jurisdiction of the applicable index currency that is consistent with accepted market practice (the “Alternative Rate”). As part of such substitution, the Calculation Agent will, after consultation with us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as such notes.

For information regarding EURIBOR, see “Description of Debt Securities—Base Rates—EURIBOR Debt Securities” in the accompanying prospectus.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes. See the discussion in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Floating Rate Notes―General.”

The notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder. Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement. The discussion in the accompanying prospectus supplement does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On March 28, 2018, we agreed to sell to Morgan Stanley & Co. International plc (“MSIP”), and MSIP agreed to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of 100.154%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price equals the stated issue price of 100.304%, plus accrued interest, if any, less a combined management and underwriting commission of 0.15% of the principal amount of the notes.

MSIP is our wholly-owned subsidiary. MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2017, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2017. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.